Exhibit 99.1

The Stars Group Reports First Quarter 2018 Results

TORONTO, May 10, 2018 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) today reported its financial results for the first quarter ended March 31, 2018 and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“The Stars Group’s strong first quarter results continued our organic growth trajectory,” stated Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We are pleased with the performance of each of our verticals, poker, casino and sportsbook, which are benefiting not only from the continued success of Stars Rewards, but also from our strategy of focusing on the customer and continued improvements to our product offerings.”

“Moving forward, the exceptional foundation of our existing business will be complemented by our acquisitions of CrownBet and William Hill Australia, and expected completion of the Sky Betting & Gaming acquisition. These acquisitions will help diversify our revenue base, increase our exposure to regulated markets, and transform our combined sportsbook into a second customer acquisition channel. These new additions will accelerate not only the organic growth we are seeing in our existing business, but also our progress towards realizing our vision of becoming the world’s favorite iGaming destination.”

First Quarter 2018 Financial Summary(1)

	Three Months Ended March 31,		Year-over-Year Change
$000’s, except percentages and per share amounts	2018	2017
Revenue	392,891	317,320	23.8%
Net earnings	74,361	65,753	13.1%
Diluted net earnings per common share	$0.36	$0.33	9.1%
Adjusted EBITDA	175,022	151,001	15.9%
Adjusted Net Earnings	139,207	113,367	22.8%
Adjusted Net Earnings per Diluted Share	$0.66	$0.56	17.9%
Net cash inflows from operating activities	132,069	95,547	38.2%
Adjusted Cash Flow from Operations	132,258	111,776	18.3%

__________________________________________________

(1) For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. The financial information presented in this news release was derived from the Q1 2018 Financial Statements (as defined below).

First Quarter 2018 and Subsequent Financial Highlights

•

Revenues – Revenues for the quarter increased approximately 23.8% year-over-year.  Excluding the impact of year-over-year changes in foreign exchange rates, revenues for the quarter would have increased by approximately 12.4%.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 62.6% and 34.2% of revenues for the quarter, respectively.

•

Poker Revenues – Real-money online poker revenues for the quarter were $245.9 million, or an increase of approximately 12.4% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online poker revenues would have increased by approximately 2.3% for the quarter. The increase in poker revenue was primarily driven by the positive impact of the Stars Rewards loyalty program, foreign exchange fluctuations, and the introduction of shared poker liquidity in France and Spain, as offset by, among other things, the cessation of operations or difficult operating conditions in certain markets including Australia and Colombia.

•

Casino & Sportsbook Revenues – Real-money online casino and sportsbook combined revenues for the quarter were $134.5 million, or an increase of approximately 55.0% year-over-year. During the three months ended March 31, 2018, 20.7% of the combined casino and sportsbook revenues related to sportsbook revenues. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online casino and sportsbook combined revenues would have increased by approximately 39.3% for the quarter. The increase in casino and sportsbook combined revenue was primarily driven by continued improvements in The Stars Group’s casino and sportsbook product offerings, positive impacts of foreign exchange fluctuations, and the addition of revenue related to the acquisition of a majority of the equity interests in CrownBet.

•

Debt and Cash – Total long-term debt outstanding at the end of the quarter was $2.45 billion with a weighted average interest rate of 5.1%. As previously disclosed, on April 6, 2018, The Stars Group successfully increased the size, repriced at lower interest rates and extended the maturity on its U.S. dollar and Euro denominated first lien term loans and revolving credit facility, amended and restated the applicable credit agreement, and fully repaid the remaining $95 million outstanding on its second lien term loan. The Stars Group ended the first quarter of 2018 with approximately $257 million in operational cash on its balance sheet.

First Quarter 2018 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – Total QAUs were approximately 2.24 million, a decrease of approximately 4.6% year-over-year primarily led by The Stars Group’s strategy of focusing on positive return customer relationship management initiatives to attract high-value, net-depositing customers (primarily recreational players) and the cessation of operations or difficult operating conditions in certain markets including Australia and Colombia. Approximately 2.09 million of such QAUs played online poker during the quarter, a decrease of approximately 5.5% year-over-year, while The Stars Group’s online casino offerings had approximately 621,800 QAUs, a decrease of 2.4% year-over-year, which The Stars Group continues to estimate as one of the largest active casino player bases among its competitors. The Stars Group’s emerging online sportsbook offerings had approximately 335,800 QAUs, a 16.3% increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $165, an increase of 26.7% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchange rates was $155, an increase of 18.7% year-over-year. QNY is a non-IFRS measure.

•

Net Deposits – Net Deposits were $353.4 million in the first quarter, an increase of 25.9% year-over-year. Net Deposits are closely correlated to The Stars Group’s reported net gaming revenue as some or all of the deposits eventually become revenue. The Stars Group believes that the increase in Net Deposits was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), positive impacts from foreign exchange fluctuations and continued development of the casino and sportsbook product offerings.

•	Customer Registrations – Customer Registrations increased by 2.3 million during the quarter.
•

CrownBet and William Hill Australia – On February 27, 2018, The Stars Group acquired a 62% equity interest in CrownBet Holdings Pty Limited, an Australian-based online sportsbook, from Crown Resorts Limited and then on April 24, 2018, The Stars Group increased its equity interest in CrownBet to 80%, and CrownBet completed the acquisition of William Hill Australia Holdings Pty Ltd. The aggregate purchase price for these transactions was $435 million (inclusive of $117.7 million to acquire the 62% equity interest in CrownBet), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued common shares of The Stars Group.

•

Sky Betting & Gaming – On April 21, 2018, The Stars Group announced that it had entered into an agreement to acquire Sky Betting & Gaming, one of the United Kingdom’s leading online sportsbooks and gaming providers. The aggregate purchase price was $4.7 billion, of which $3.6 billion will be payable in cash and the remainder will be payable through the issuance of approximately 37.9 million newly-issued common shares. Completion of the transaction is conditional upon obtaining customary approvals from the Toronto Stock Exchange, Nasdaq, and certain gaming and other regulatory authorities, in addition to the completion of other customary closing conditions. To finance the cash portion of the purchase price for the transaction, The Stars Group obtained fully committed debt financing of $6.9 billion, including $5.1 billion of first lien term loans, $1.4 billion of senior unsecured notes and a $400 million revolving credit facility. The funded proceeds of $6.5 billion will be used for the cash portion of the transaction consideration, refinancing The Stars Group’s existing first lien term loans and repaying Sky Betting & Gaming’s outstanding debt.

2018 Full Year Guidance

•

Full Year Guidance – The Stars Group intends to provide revised 2018 full year financial guidance to include its acquisitions of Crown Bet, William Hill Australia and Sky Betting & Gaming when it releases its financial results for the second quarter in August. The Stars Group continues to be satisfied with the performance of its existing operations and as of the date hereof continues to expect the following 2018 full year financial guidance ranges:

o	Revenues of between $1,390 and $1,470 million;
o	Adjusted EBITDA of between $625 and $650 million;
o	Adjusted Net Earnings of between $487 and $512 million; and
o	Adjusted Net Earnings per Diluted Share of between $2.33 and $2.47.

These unaudited expected results reflect The Stars Group’s existing business, excluding CrownBet, William Hill Australia and Sky Betting & Gaming.  These expectations also reflect management’s view of current and future market and business conditions, including assumptions of (i) potential negative operating conditions in Russia expected to begin in late-May 2018, (ii) no other material regulatory events, and (iii) no material foreign currency exchange rate fluctuations, particularly against the Euro. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.20 to 1.00, Diluted Shares of between 207,000,000 and 209,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively, and certain accounting assumptions.

Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 (the “Q1 2018 Financial Statements”), management’s discussion and analysis thereon (the “Q1 2018 MD&A”), as well as additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

The Stars Group will host a conference call today, May 10, 2018 at 8:30 a.m. ET to discuss its financial results for the first quarter ended 2018 and related matters. To access via tele-conference, please dial +1 877-451-6152 or +1 201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13678731. To access the webcast please use the following link: http://public.viavid.com/index.php?id=129256

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to net earnings, which is the nearest IFRS measure:

	Three Months Ended March 31,
$000's, except per share amounts	2018	2017
Net earnings	74,361	65,753
Financial expenses	45,015	40,589
Income taxes expense	1,155	2,688
Depreciation of property and equipment	2,744	2,161
Amortization of intangible and deferred development costs	36,514	33,574
EBITDA	159,789	144,765
Stock-based compensation	2,383	2,164
Termination of employment agreements	672	2,126
Termination of affiliate agreements	—	407
Loss on disposal of assets	—	59
Gain from investments	(1,023)	(435)
Acquisition-related costs	7,739	—
Impairment of (reversal of impairment of) intangible assets and assets held for sale	115	(6,684)
Other costs (see table below)	5,347	8,599
Adjusted EBITDA	175,022	151,001
Current income tax expense	(2,420)	(3,322)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(7,096)	(4,660)
Interest †	(26,299)	(29,652)
Adjusted Net Earnings	139,207	113,367
Diluted Shares	209,495,673	200,656,549
Adjusted Net Earnings per Diluted Share	0.66	0.56

† Excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price for the Stars Interactive Group Acquisition.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Non-U.S. lobbying and legal expenses	1,138	741
U.S. lobbying and legal expenses	1,855	3,978
Strategic review professional fees	—	125
Retention bonuses	117	615
Non-recurring professional fees	451	662
AMF and other investigation professional fees (net of insurance proceeds)	1,784	2,390
Office restructuring and legacy business unit shutdown costs	2	88
Other costs	5,347	8,599

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Net cash inflows from operating activities	132,069	95,547
Customer deposit liability movement	189	16,229
Adjusted Cash Flow from Operations	132,258	111,776

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Revenue	392,891	317,320
Corporate revenue	(294)	(22)
Other gaming revenue	(12,209)	(11,854)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue (including CrownBet revenue)	380,388	305,444
CrownBet revenue	11,124	—
Real-money online poker revenue and real-money online casino and sportsbook combined revenue (excluding CrownBet revenue)	369,264	305,444

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2018 financial guidance provided in this news release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see below and the Q1 2018 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming product offerings, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, as of the date hereof, The Stars Group holdings gaming licenses or related operating approvals in 18 jurisdictions, and PokerStars, the world’s most licensed online gaming brand, holds gaming licenses or related operating approvals in 17 of those jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2018 financial guidance, and certain future operational and growth plans and strategies, including as it relates to certain recently announced acquisitions. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; impact of inability to complete future acquisitions or to integrate businesses successfully; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; ability to obtain additional financing on reasonable terms or at all; refinancing risks; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, and in the Q1 2018 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Cash Flow from Operations means net cash inflows from operating activities after adding back customer deposit liability movements.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items.

Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, other equity-based awards, warrants and convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 7 to the Q1 2018 Financial Statements. For the three months ended March 31, 2018 and 2017, Diluted Shares equaled 209,495,673 and 200,656,549, respectively. For the purposes of the full year 2018 financial guidance provided in this news release, Diluted Shares equals between 207,000,000 and 209,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

To calculate revenue on a constant currency basis, The Stars Group translated revenue for the three months ended March 31, 2018 using the prior year’s monthly exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see the Q1 2018 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

The Stars Group defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of its real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Stars Group defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (poker, casino and/or sportsbook).  The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in “other gaming” revenues) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Stars Group provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

The Stars Group defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on The Stars Group’s brands.

To ensure consistency in The Stars Group’s key metrics for the three months ended March 31, 2018 presented in this news release, The Stars Group has excluded all QAUs, Net Deposits and Customer Registrations related to CrownBet and has excluded CrownBet revenues from QNY. The Stars Group will continue to review and analyze applicable data and information available to it and will consider including key metrics from CrownBet in its own key metrics, including QAUs, QNY, Net Deposits and Customer Registrations, once it has had sufficient time to evaluate, confirm and record the same.

For additional information on The Stars Group’s key metrics and other data, see the Q1 2018 MD&A, including under the headings “Limitations of Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended March 31,
U.S. dollars	2018 $000’s (except per share amounts)	2017 $000’s (except per share amounts)
Revenues	392,891	317,320
Expenses
Selling	61,297	43,051
General and administrative	161,395	131,141
Financial	45,015	40,589
Gaming duty	42,952	34,533
Acquisition-related costs	7,739	—
Total expenses	318,398	249,314
Gain from investments	1,023	435
Net earnings before income taxes	75,516	68,441
Income taxes	1,155	2,688
Net earnings	74,361	65,753
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.	75,451	65,411
Non-controlling interest	(1,090)	342
Net earnings	74,361	65,753
Basic earnings per Common Share	$0.51	$0.45
Diluted earnings per Common Share	$0.36	$0.33

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2018	2017
U.S. dollars	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational	256,647	283,225
Cash and cash equivalents - customer deposits	255,939	227,098
Total cash and cash equivalents	512,586	510,323
Restricted cash advances and collateral	5,962	7,862
Current investments - customer deposits	109,650	122,668
Accounts receivable	103,924	100,409
Inventories	245	302
Prepaid expenses and deposits	30,214	29,393
Income tax receivable	17,038	16,540
Derivatives	3,706	2,037
Total current assets	783,325	789,534
Non-current assets
Restricted cash advances and collateral	50,215	45,834
Prepaid expenses and deposits	16,929	16,514
Long-term accounts receivable	13,243	11,818
Long-term investments	9,298	6,981
Property and equipment	52,647	44,837
Investment tax credits receivable	3,881	3,056
Income tax receivable	17,411	14,061
Deferred income taxes	5,278	5,141
Goodwill and intangible assets	4,611,579	4,477,350
Total non-current assets	4,780,481	4,625,592
Total assets	5,563,806	5,415,126
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	170,553	151,473
Other payables	52,688	42,714
Provisions	17,709	17,590
Customer deposits	364,587	349,766
Income tax payable	43,220	35,941
Current maturity of long-term debt	24,274	4,990
Derivatives	7,452	—
Total current liabilities	680,483	602,474
Non-current liabilities
Long-term accounts payable and accrued liabilities	2,646	—
Long-term debt	2,316,023	2,353,579
Provisions	3,140	3,093
Derivatives	130,149	111,762
Income tax payable	20,518	24,277
Deferred income taxes	29,366	16,510
Total non-current liabilities	2,501,842	2,509,221
Total liabilities	3,182,325	3,111,695
EQUITY
Share capital	1,895,788	1,884,219
Reserves	(182,839)	(142,340)
Retained earnings	667,755	561,519
Equity attributable to the Shareholders of The Stars Group Inc.	2,380,704	2,303,398
Non-controlling interest	777	33
Total equity	2,381,481	2,303,431
Total liabilities and equity	5,563,806	5,415,126

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2018	2017
	$000’s	$000’s
U.S. dollars
Operating activities
Net earnings	74,361	65,753
Dormant accounts recognized as income	(1,866)	(886)
Stock-based compensation	2,383	2,164
Interest accretion	12,485	8,978
Interest expense	25,130	33,683
Income tax expense recognized in net earnings	1,155	2,688
Depreciation of property and equipment	2,744	2,161
Amortization of intangible assets	32,462	31,697
Amortization of deferred development costs	4,052	1,877
Unrealized gain on foreign exchange	(4,425)	(2,099)
Unrealized gain on investments	(1,033)	(226)
Impairment of (reversal of impairment of) intangible assets and assets held for sale	115	(6,684)
Realized loss (gain) on current investments, promissory note and other	437	(2,122)
Income taxes paid	(1,370)	(1,128)
Changes in non-cash operating elements of working capital	(13,308)	(24,139)
Customer deposit liability movement	(189)	(16,229)
Other	(1,064)	59
Net cash inflows from operating activities	132,069	95,547
Financing activities
Issuance of common shares in relation to exercised employee stock options	9,737	1,710
Settlement of brokerage margin account	—	(7,602)
Payment of deferred consideration	—	(75,000)
Repayment of long-term debt	(6,068)	(6,888)
Transaction costs on repricing of long-term debt	—	(4,719)
Interest paid	(31,488)	(34,047)
Gain on settlement of derivative	—	13,904
Net cash outflows from financing activities	(27,819)	(112,642)
Investing activities
Acquisition of subsidiaries, net of cash acquired	(101,703)	—
Additions in deferred development costs	(6,431)	(4,413)
Purchase of property and equipment	(3,585)	(856)
Acquired intangible assets	(2,427)	(707)
Sale of investments	—	149
Cash movement from (into) restricted cash advances and collateral	1,126	(546)
Settlement of minimum revenue guarantee	(2,713)	(1,707)
Net sale of investments utilizing customer deposits	12,447	5,169
Other	(551)	(4)
Net cash outflows from investing activities	(103,837)	(2,915)
Increase (decrease) in cash and cash equivalents	413	(20,010)
Cash and cash equivalents – beginning of period	510,323	267,684
Unrealized foreign exchange difference on cash and cash equivalents	1,850	(265)
Cash and cash equivalents - end of period	512,586	247,409